MANAGEMENT DISCUSSION AND ANALYSIS

Condensed Consolidated Profit And Loss Account - Constant Exchange Rates (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2001. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated.

Second Quarter			€ Millions — constant	Six months ended 29th June 30th June
2002	2001	% Incr./ (Decr.)		2002	2001	% Incr / (Decr.)
13,352	13,412	- %	TURNOVER	25,642	25,867	(1) %
(128)	(167)		Less: Share of turnover of joint ventures	(284)	(318)

13,224	13,245	- %	GROUP TURNOVER	25,358	25,549	(1) %

1,669	1,869	(11) %	GROUP OPERATING PROFIT	2,937	2,876	2%

25	18		Add: Share of operating profit of joint ventures	41	35

1,694	1,887	(10) %	OPERATING PROFIT	2,978	2,911	2%

14	-		Share of operating profit of associates	14	-

(12)	(1)		Other income from fixed investments	(14)	4

(332)	(405)		Interest	(652)	(839)

1,364	1,481	(8) %	PROFIT BEFORE TAXATION	2,326	2,076	12%

(607)	(522)		Taxation	(1,039)	(828)

757	959	(21) %	PROFIT AFTER TAXATION	1,287	1,248	3%

(99)	(78)		Minority Interests	(166)	(128)

658	881	(25) %	NET PROFIT AT CONSTANT 2001 EXCHANGE RATES	1,121	1,120	-%

MANAGEMENT DISCUSSION AND ANALYSIS

Segmental information (unaudited)

GEOGRAPHICAL ANALYSIS

€ millions	Jan - June 2002			Jan - June 2001
	At constant 2001 rates	Exchange rates adjustments	At current 2002 rates	At constant 2000 rates	Exchange rates adjustments	At current 2001 annual average rates
Turnover

Europe	9,821	29	9,850	10,097	(10)	10,087
North America	6,678	(36)	6,642	6,772	169	6,941
Africa and Middle East	1,751	(158)	1,593	1,840	(182)	1,658
Asia and Pacific	4,031	(45)	3,986	4,223	(252)	3,971
Latin America	3,361	(439)	2,922	3,501	(291)	3,210

Total	25,642	(649)	24,993	26,433	(566)	25,867

Operating profit
Europe	744	10	754	1,808	(29)	1,779
North America	930	(5)	925	368	11	379
Africa and Middle East	230	(20)	210	160	(15)	145
Asia and Pacific	645	(5)	640	528	(40)	488
Latin America	429	(82)	347	123	(3)	120

Total	2,978	(102)	2,876	2,987	(76)	2,911

MANAGEMENT DISCUSSION AND ANALYSIS

HALF YEAR FINANCIAL RESULTS

Underlying sales grew by 3.3%. The impact of planned disposals, notably the sale of brands to secure regulatory approval for our acquisition of Bestfoods, and the sale of Gortons, Unipath and DiverseyLever led to a small reduction in total sales. These particularly impact European and North American sales.

Operating profit, before exceptional items and amortisation of goodwill and intangibles (beia), increased by 14% for the quarter and by 16% for the half year. Operating margin (beia) was 15% in the quarter, an increase of 190 basis points, and was 14.9% for the half year, an increase of 210 basis points.

Amortisation of goodwill and intangibles was €342 million in the quarter and €686 million for the half year.

Net exceptional operating profit for the quarter was €38 million which includes €230 million of restructuring and profits on disposals of €268 million. This compares with a net exceptional profit of €477 million in the second quarter of last year, which included €798 million profit on the sale of the brands to secure regulatory approval for our acquisition of Bestfoods. Associated costs were €43 million in the quarter and €83 million in the half year.

Following the disposal of DiverseyLever on 3 May 2002, our share of the operating profit of the new Johnson Diversey associate is €14 million in the quarter.

Net interest payable was €332 million for the quarter, a reduction of €73 million from last year through a combination of lower rates, the benefits of strong cash flow from operations and disposal proceeds. The net interest includes €8 million as our share of Johnson Diverseys interest payable.

The effective tax rate for the quarter was 45% and reflects the non-deductibility of Bestfoods goodwill amortisation. The underlying tax rate for normal trading operations was 31%, which includes a favourable 1% from prior year adjustments.

Minority interests in the quarter are €21 million higher than last year, due to minority share in exceptional profits on disposals.

Net profit declined by 25% in the quarter and was flat for the half year, with strong growth in operating profit beia and lower interest offset by the higher exceptional profit on the sale of businesses in the previous year.

Earnings per share (beia) grew by 32% in the quarter and by 34% for the half year. Earnings per share declined by 25% in the quarter and grew by 1% in the half year reflecting the exceptional profit in 2001.

HALF YEAR PERFORMANCE BY REGION

The following commentary is based on operating profit before exceptional items and amortisation of goodwill and intangibles, at constant rates of exchange.

EUROPE: Continuing good underlying sales growth with a further strong contribution from Eastern Europe.

MANAGEMENT DISCUSSION AND ANALYSIS

Underlying sales growth was 2% with a continuing strong contribution from Central and Eastern Europe. Sales were 3% lower than last year through the impact of disposals.

Key highlights in the development of our business were:

In Western Europe:

  Growth of 3% in branded Spreads and Cooking products due to the continuing impact of innovations, especially in Flora/Becel which grew by 8%.
  Good growth in Savoury of 3.5% with Knorr 4% ahead reflecting a stronger marketing programme. In Dressings Maille grew strongly but this was more than offset by the planned reduction in the high level of promotions behind Hellmann’s, particularly in the UK. However consumer market share in all key markets was stable to growing.
  Growth of nearly 6% in Personal Care driven by innovations behind Dove, Axe and Rexona. Dove shampoo and conditioner are now available in nearly all markets with a strong consumer acceptance and repeat purchase.
  In Laundry volume grew by over 3% with a particular contribution from Fabric Conditioners. Price competition in Fabric Cleaning has partly eroded the volume gain to give an underlying sales growth for Laundry of a little over 1%, but with market share being maintained.
  Flat Ice Cream sales and a tough comparator on Frozen Foods have diluted the overall European sales growth by a little over 1%. In Ice Cream, those countries not affected by poor summer weather have shown good growth, stimulated by innovation.

Central and Eastern Europe grew at over 10%, with particular strength in Personal Care, Spreads, Tea and Ice Cream and continued good progress in Russia and Romania.

Operating margin is maintained at 15% with improvements in gross margin from restructuring and mix being reinvested in support for the leading brands.

NORTH AMERICA: Excellent profits growth with underlying sales maintained against a strong quarter last year.

Sales were 4% lower through the effect of planned disposals. Flat underlying sales continue to reflect a tough comparator as a result of the later phasing of innovation this year. Turnover was also impacted by the effect of increased promotional investment in Foods, decline in the tail of non-leading brands and the effect on trade stocks of the K-Mart store closure programme.

In Foods the build-up of market place activity started in the second quarter. Underlying sales grew by 1.4% and investment in advertising and promotions has been increased by 180 basis points.

Breyers, Ben & Jerry’s and Slim Fast all continued to grow at a healthy level. In addition, Knorr and Wishbone grew in low double digits through innovation and improved distribution. Bertolli, Country Crock, Lipton Tea and Skippy combined to give mid-single digit growth with a step-up in market place activity and increased support. Hellmann’s mayonnaise continued to gain share but sales declined as we responded to price competition from our major competitor in that market. We continued our programme to reduce distribution of Hellmann’s dressings in favour of increased growth behind Wishbone and this has a short term impact to reduce Foods sales growth.

In both Lipton Savoury with Asian side dishes and in Hellmann’s with flavoured mayonnaise new products have been launched through the quarter and further introductions have been announced behind the Ragú and Lipton brands which will boost sales in the second half.

In Home and Personal Care the pattern of sales development was similar to that in the first quarter. Overall sales declined by 2.6% with the key drivers being phasing of innovation, the effect on trade stocks of K-Mart store closures and in Laundry our immediate focus on improving profitability. Dove and Degree made further progress in Skin and Deodorants and there was a strong performance from Snuggle in Fabric Conditioners. A step-up in innovation in the second half including the already announced

MANAGEMENT DISCUSSION AND ANALYSIS

launch of Axe deodorant, new variants of all detergents and repackaging of Wisk are planned to drive growth.

Operating margin has progressed by 310 basis points to 16%. This is driven by improvements in Laundry profitability but also widespread benefits from restructuring and global procurement. The operating margin progression is after a 130 basis points increase in advertising and promotions.

AFRICA, MIDDLE EAST AND TURKEY: Good growth in both sales and profits.

Underlying sales grew by 4%. Sales grew by 7% including the increase in ownership of the Robertson’s business.

Business conditions are tough in Turkey as we go through the adjustment process following the significant currency changes. Whilst sales declined in the quarter, profitability has been further enhanced, and we are well placed to benefit from an improving economic environment.

South Africa has continued to make excellent progress with broad-based growth. There were particularly impressive performances in Skin, Oral, Deodorants, Laundry and Spreads.

Operating margin has moved ahead by 350 basis points to 14.8% driven by our savings programmes, firm pricing action to recover the impacts of devaluation and an improved portfolio.

ASIA AND PACIFIC: Return to healthy levels of growth as innovation and marketing support are increased.

Underlying sales grew by 6%, a step-up compared with the first quarter reflecting the phasing of our innovation activities.

Sales, including the impact of disposals, grew by nearly 3%.

Progress has been broad based. Japan, Indonesia, China, Korea, Malaysia, Pakistan and Vietnam all had underlying sales growth of over 10%, with the India consumer business and Australasia growing in mid-single digits. Home and Personal Care brands led the way with Personal Care making particularly impressive progress.

In Foods an improved business infrastructure and an increase in profitability now provide the robust platform on which to accelerate growth. There are promising early signs with broad based growth across South East Asia for the ex Bestfoods business as it benefits from the Unilever distribution system and a focus on affordable pack sizes.

Operating margins increased by 160 basis points to 13.0% with an additional investment in advertising and promotions of 110 basis points.

LATIN AMERICA: Sales and profits ahead strongly in the quarter despite difficult economic conditions in key countries.

Underlying sales grew by 12%, with a strong contribution from price. Including the impact of disposals, sales grew by 8%.

In Argentina consumer demand is well down and volumes have been affected as a result. However our experienced local management have continued to manage profits and cash in a manner which preserves the long term health of the business.

Elsewhere in Latin America, there was a return to positive volume growth in the quarter with volumes ahead by close to 2%.

Innovation continues to drive growth in Personal Care throughout the region. Sedal grew strongly in Mexico, Venezuela and Ecuador, and Rexona was launched in Colombia. Market shares are firm in Laundry in South Latin America with an improved level of profitability.

MANAGEMENT DISCUSSION AND ANALYSIS

In Foods there has been good growth in both Knorr and Hellmann’s, which has benefited from a relaunch with new packaging formats in Mexico. Spreads have grown at 8% including the relaunch of Doriana in Brazil with a new olive oil variant and the launch of Becel ‘de Capullo’ in Mexico. Ice Cream grew in low double digits, led by our operations in Brazil.

Operating margins moved ahead by 510 basis points to 15.5% as a result of the benefits of our savings programmes and pricing action to recover devaluation driven cost increases.

CASH FLOW / BALANCE SHEET

Cash flow from operations for the half year of €3.5 billion was €0.3 billion above the corresponding period last year. This was due to strong underlying profit growth and lower seasonal working capital outflows, partly offset by cash refunds from pension schemes which were received in 2001.

Returns on investment and servicing of finance reflect lower interest costs on debt which has been reduced by cash from operations, disposal proceeds and through lower interest rates.

Capital expenditure and financial investments are in line with previous year, with reduced capital expenditure offset by lower proceeds from asset disposals and increased purchases of own shares to hedge the extension of share option schemes to more managers.

Net proceeds from disposals includes €1.1 billion cash from the disposal of DiverseyLever.

Net debt has decreased by €3.2 billion since 31 December, mainly comprising currency retranslation and other similar non cash gains of €2.3 billion on dollar denominated liabilities, and proceeds from disposals.

Goodwill and intangibles have decreased by €3.1 billion including currency retranslation of €2.6 billion and amortisation for the period of €0.7 billion, offset by net additions of €0.2 billion.

Debtors include €0.4 billion proceeds due from the disposal of North American Foods brands including Mazola.

Capital and reserves have decreased by €0.1 billion. Net profit of €1.1 billion and goodwill writebacks of €0.4 billion following disposals are offset by a currency retranslation of €1.1 billion and by purchases of own shares of €0.5 billion to hedge share options granted.

FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT - CURRENT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at exchange rates current in each period.

€ Millions	Six months ended
	29th June	30th June
	2002	2001

TURNOVER	24,993	26,028
Less: Share of turnover of joint ventures	(274)	(322)

GROUP TURNOVER	24,719	25,706

Operating costs	(21,883)	(22,826)

GROUP OPERATING PROFIT	2,836	2,880
Add: Share of operating profit of joint ventures	40	35

OPERATING PROFIT	2,876	2,915

Share of operating profit of associates	14	-

Other income from fixed investments	(14)	5

Interest (net)	(628)	(846)

PROFIT BEFORE TAXATION	2,248	2,074

Taxation	(1,009)	(830)

PROFIT AFTER TAXATION	1,239	1,244

Minority Interests	(161)	(129)

NET PROFIT	1,078	1,115

COMBINED EARNINGS PER SHARE
- per €0.51 ordinary share (Euros)	1.07	1.11
- per €0.51 ordinary share — diluted (Euros)	1.04	1.08
- per 1.40p ordinary share (Euro cents)	16.11	16.61
- per 1.40p ordinary share — diluted (Euro cents)	15.63	16.16

The accompanying notes form an integral part of the unaudited Condensed Interim Financial Statements.

FINANCIAL STATEMENTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

	Six months ended
€ Millions	29th June	30th June
	2002	2001
		Restated
Net profit	1,078	1,115

Currency retranslation and other (2)	(1,167)	(543)

Total recognised gains/(losses)	(89)	572

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)
	Six months ended
	29th June	30th June
€ Millions	2002	2001
		Restated
Shareholders' equity as at 1 January (1)	6,993	7,974
Net profit	1,078	1,115
Dividends	(6)	(10)
Goodwill movements	404	132
Currency retranslation and other (2)	(1,123)	(574)
Change in number of shares or certificates of shares held in connection with share options	(488)	(455)

Shareholders' equity as at end period	6,858	8,182

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 19 (see note on Page 17).

	As at 31st	As at 31st
	December 2001	December 2000
(1) Shareholders’ equity as previously reported in 2001 Report & Accounts	7,195	8,169
Accounting policy change	(202)	(195)

Shareholders’ equity as restated	6,993	7,974

(2) Includes gain on sale of interest in subsidiary to related party.

The accompanying notes form an integral part of the unaudited Condensed Interim Financial Statements.

FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEET (unaudited)

€ Millions
	As at 29 June	As at 31 December Restated

	2002	2001
Goodwill and intangibles (net of accumulated amortisation of €2,227 million, 2001: €1,831 million)	21,925	25,045
Tangible fixed assets (net of accumulated depreciation of €7,996 million, 2001: €8,925 million)	8,006	9,240
Fixed investments	766	884
Current assets
Stocks	4,911	5,343
Debtors	10,394	9,953

Debtors - due within one year	7,982	7,185
- due after more than one year	2,412	2,768

Cash and current investments	3,664	2,301

Total current assets	18,969	17,597
Creditors due within one year	(21,124)	(23,212)
Borrowings	(10,228)	(11,279)
Trade & other creditors	(10,896)	(11,933)
Net current assets	(2,154)	(5,615)

	28,542	29,554

Creditors due after more than one year	14,274	15,026

Borrowings	13,388	14,221
Trade & other creditors	886	805

Provisions for liabilities and charges	6,717	6,871
Minority interests	693	664
Capital and reserves	6,858	6,993

	28,542	29,554

The accompanying notes form an integral part of the unaudited Condensed Interim Financial Statements.

FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (unaudited)

€ Millions	Six months ended
	29th June 2002	30th June 2001
Cash flow from operating activities	3,502	3,226
Dividends from joint ventures	12	15
Returns on investments and servicing of finance	(823)	(1,036)
Taxation	(856)	(638)
Capital expenditure and financial investment	(925)	(948)
Acquisitions and disposals	1,152	1,277
Dividends paid on ordinary share capital	(1,041)	(926)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	1,021	970
Management of liquid resources	(256)	(443)
Financing	(395)	(591)

INCREASE/(DECREASE) IN CASH IN THE PERIOD	370	(64)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT) (unaudited)

NET FUNDS AT 1 JANUARY	(23,199)	(26,468)

INCREASE IN CASH IN THE PERIOD	370	(64)
Cash flow from (increase)/decrease in borrowings	394	581
Cash flow from increase/(decrease) in liquid resources	256	443

Change in net funds / (debt) resulting from cash flows	1,020	960
Borrowings within group companies acquired	(91)	-
Borrowings within group companies sold	19	1
Liquid resources within group companies acquired	-	-
Liquid resources within group companies sold	(1)	-
Non cash movements	1,120	(695)
Currency retranslation	1,180	(1,390)

MOVEMENT IN NET FUNDS/(DEBT) IN THE PERIOD	3,247	(1,124)

NET FUNDS/(DEBT) AT HALF YEAR	(19,952)	(27,592)

The accompanying notes form an integral part of the unaudited Condensed Interim Financial Statements.

NOTES TO THE CONSOLIDATED ACCOUNTS

1. Basis of presentation and accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the periods presented with the exception of UK Financial Reporting Standard 19, which became applicable on 1 January 2002, is set out within the audited Unilever Report & Accounts and Form 20-F for the year ended 31 December 2001. These interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such financial statements may not be necessarily indicative of annual results.

References to “beia” refer to results before exceptional items and amortisation of goodwill and intangibles.

2. Segmental information

Exchange Rates

For the purposes of presenting segmental information in the management discussion and analysis, the turnover and operating profit for 2002 and the comparative figures for 2001 have been translated at constant average rates of exchange, being the annual average rates for 2001. For our reporting currencies these were €1 = £0.62 = US $0.90. In addition, the profit and loss account, earnings per share and the cash flow statement have been translated at rates current in each period. For our reporting currencies these were:

Half Year 2002	€1 = £0.62 = US $0.90
Half Year 2001	€1 = £0.62 = US $0.90

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were €1 = £0.65 = US $1.00 at the half year (31 December 2001: €1 = £0.61 = US $0.89).

GEOGRAPHICAL ANALYSIS (unaudited)

€ millions	Jan - June 2002			Jan - June 2001
	At constant 2001 rates	Exchange rates adjustments	At current 2002 rates	At constant 2000 rates	Exchange rates adjustments	At current 2001 rates
Turnover (a)

Europe	9,821	29	9,850	10,097	(9)	10,088
North America	6,678	(36)	6,642	6,772	168	6,940
Africa and Middle East	1,751	(158)	1,593	1,840	(154)	1,686
Asia and Pacific	4,031	(45)	3,986	4,223	(234)	3,989
Latin America	3,361	(439)	2,922	3,501	(176)	3,325

Total	25,642	(649)	24,993	26,433	(405)	26,028

(a) The analysis of turnover by geographic area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between operational segments and between geographical areas are not material.

NOTES TO THE CONSOLIDATED ACCOUNTS

€ millions	Jan - June 2002			Jan - June 2001
	At constant 2001 rates	Exchange rates adjustments	At current 2002 rates	At constant 2000 rates	Exchange rates adjustments	At current 2001 rates
Operating profit

Europe	744	10	754	1,808	(25)	1,783
North America	930	(5)	925	368	9	377
Africa and Middle East	230	(20)	210	160	(14)	146
Asia and Pacific	645	(5)	640	528	(40)	488
Latin America	429	(82)	347	123	(2)	121

Total	2,978	(102)	2,876	2,987	(72)	2,915

OPERATIONAL ANALYSIS (unaudited)

Unilever is organised as a matrix; accordingly segmental information is provided in accordance with SFAS 131 on the basis of product categories. For management reporting purposes Unilever uses a number of measures of segment performance at constant average rates of exchange (that is, the same rates as in the preceding year). The internal management measure of profit which is most consistent with operating profit reported in the accounts is ‘Trading Result’. This measure differs from operating profit, mainly because it does not include amortisation of goodwill and intangibles but does include depreciation on the basis of replacement cost, and a number of other adjustments, including the application of an inflation charge on working capital which is added back to arrive at operating profit, and certain other statistical items. Fixed assets are measured at depreciated replacement cost for management reporting purposes. There has not been a material change in the total assets amounts by operation disclosed in the 31 December 2001 annual report.

€ millions	Jan - June 2002			Jan - June 2001
	At constant 2001 rates	Exchange rates adjustments	At current 2002 rates	At constant 2000 rates	Exchange rates adjustments	At current 2001 rates
Turnover
By operation:
Foods
- Savoury and dressings	4,831	(124)	4,707	4,978	(28)	4,950
- Spreads and cooking products	3,173	(39)	3,134	3,355	(51)	3,304
- Health and wellness and beverages	2,212	(43)	2,169	2,163	(22)	2,141
- Ice cream and frozen foods	3,975	(16)	3,959	4,110	(25)	4,085
Home care and professional cleaning	4,945	(213)	4,732	5,421	(143)	5,278
Personal care	6,267	(207)	6,060	6,097	(132)	5,965
Other operations	239	(7)	232	309	(4)	305

Total	25,642	(649)	24,993	26,433	(405)	26,028

NOTES TO THE CONSOLIDATED ACCOUNTS

€ millions	Jan - June 2002			Jan - June 2001
	At constant 2001 rates	Exchange Rates Adjustments	At current 2002 rates	At constant 2000 rates	Exchange rates adjustments	At current 2001 rates
Trading result
By operation:
Foods
- Savoury and dressings	646	(21)	625	1,330	(8)	1,322
- Spreads and cooking products	554	(2)	552	379	(6)	373
- Health and wellness and beverages	260	(5)	255	227	(2)	225
- Ice cream and frozen foods	446	4	450	261	(1)	260
Home care and professional cleaning	601	(33)	568	385	(15)	370
Personal care	1,047	(42)	1,005	983	(35)	948
Other operations	20	(1)	19	56	(1)	55

Total trading result	3,574	(100)	3,474	3,621	(68)	3,553
Amortisation of goodwill and intangibles	(686)	23	(663)	(713)	1	(712)
Other adjustments	90	(25)	65	79	(5)	74

Total operating profit	2,978	(102)	2,876	2,987	(72)	2,915

€ millions	Jan - June 2002			Jan - June 2001
	At constant 2001 rates	Exchange rates adjustments	At current 2002 rates	At constant 2000 rates	Exchange rates adjustments	At current 2001 rates
Operating profit
By operation:
Foods
- Savoury and dressings	36	(7)	29	750	14	764
- Spreads and cooking products	543	(1)	542	423	(22)	401
- Health and wellness and beverages	198	(5)	193	176	(4)	172
- Ice cream and frozen foods	377	5	382	246	(4)	242
Home care and professional cleaning	647	(35)	612	389	(14)	375
Personal care	1,137	(57)	1,080	944	(41)	903
Other operations	40	(2)	38	59	(1)	58

Total	2,978	(102)	2,876	2,987	(72)	2,915

3 Current Rates of Exchange

For the first half year in current rates of exchange: Turnover is €24,993 million (4% decrease); Operating profit beia is €3,691 million (11% increase); Operating profit is €2,876 million (1% decrease); Interest is a charge of €628 million (compared with a charge of €846 million last year); Pre-tax profit is €2,248 million (8% increase); Net profit is €1,078 million (3% decrease); Net profit beia is €1,933 million (28% increase); Earnings per share beia is €1.95 per NV share (29% increase) and €cent 29.19 per PLC share (29% increase); Earnings per share is €1.07 per NV share (3% decrease) and €cent 16.11 per PLC share (3% decrease).

NOTES TO THE CONSOLIDATED ACCOUNTS

4 Acquisitions

In the first half year 2002 the effect on turnover and operating profit of acquisitions made in the period was €53 million and €2 million respectively.

5 Disposals

On 3 May 2002 the sale of the DiverseyLever institutional and industrial cleaning business to Johnson Wax Professional was completed. Sales proceeds amounted to cash of €1,128 million plus a loan note and a one third equity stake in the combined business. The equity stake represents an investment in an associate.

On 1 July 2002 the sale of 19 food brands to ACH Food Companies, Inc., a subsidiary of Associated British Foods plc, was completed for a total of approximately US $360 million in cash.

6 Reporting of turnover and operating profit

Turnover means Group turnover plus our share of turnover of joint ventures net of our share of any sales to the joint ventures already included in the Group figures. Operating profit means Group operating profit plus our share of operating profit of joint ventures. These measures do not include our share of the turnover or operating profit of associates.

7 FRS 19

From 1 January 2002 Unilever has adopted UK Financial Reporting Standard 19 (FRS 19) 'Deferred Tax' which requires full provision to be made for deferred taxes. The impact of adoption of this standard has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets. As Unilever has previously provided for deferred taxes on a full provision basis in accordance with Dutch law, FRS 19 does not have a material impact on the profit and loss account.

The implementation of FRS 19 has resulted in a restatement of €(202) million to the opening Capital and Reserves for 2002 (2001: €(195) million). In the 2002 opening balance sheet goodwill has been reduced by €52 million (2001: nil) while debtors have been reduced by €141 million (2001: €134 million) through a reduction in deferred tax assets, and deferred tax liabilities have been increased by €9 million (2001: €61 million).

8 Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of

NOTES TO THE CONSOLIDATED ACCOUNTS

the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euro

Shares of €0.51	Six months ended
	29th June	30th June
COMBINED EPS	2002	2001
€ millions
Net profit	1,078	1,115
Less: Preference dividends	25	26
Net profit attributable to ordinary capital	1,053	1,089
Average number of combined share units (thousands of units)	980,180	984,039

Combined EPS	€ 1.07	€ 1.11

COMBINED EPS — Diluted

€ millions
Net profit attributable to ordinary capital	1,053	1,089
Adjusted average combined share units (thousands of units)	1,010,504	1,011,220

Combined diluted EPS	€ 1.04	€ 1.08

Shares of €1.40p	Six months ended
	29th June	30th June
COMBINED EPS	2002	2001
€ millions
Net profit	1,078	1,115
Less: Preference dividends	25	26
Net profit attributable to ordinary capital	1,053	1,089
Average number of combined share units (thousands of units)	6,534,531	6,560,258

Combined EPS	€ Cents 16.11	€ Cents 16.61

COMBINED EPS — Diluted

€ millions
Net profit attributable to ordinary capital	1,053	1,089
Adjusted average combined share units (thousands of units)	6,736,691	6,741,465

Combined diluted EPS	€ Cents 15.63	€ Cents 16.16

NOTES TO THE CONSOLIDATED ACCOUNTS

10 Reconciliation of operating profit to operating cash flows

€ millions	Six months ended
	29th June	30th June
	2002	2001
Group operating profit	2,836	2,880
Depreciation and amortisation	1,186	1,362
Changes in working capital:
Stocks	(247)	(587)
Debtors	(843)	(774)
Creditors	895	577
Pensions and similar provisions less payments	(33)	464
Restructuring and other provisions less payments	69	172
Other adjustments (including exceptional profit on disposal of businesses of €283 million, 2001 €850 million)	(361)	(868)

Cash flow from operating activities	3,502	3,226

11 Goodwill and intangibles

In accordance with FRS 10, goodwill and identifiable intangible assets purchased as from 1st January 1998 are capitalised and amortised in operating profit over the period of their expected useful life.

12 Stocks

As at 29 June 2002 and 31 December 2001, Unilever maintained the following stock balances:

€ millions	As at 29 June 2002	As at 31 December 2001
Raw materials and consumables	1,886	2,105
Finished goods and goods for resale	3,025	3,238

Total stocks	4,911	5,343

NOTES TO THE CONSOLIDATED ACCOUNTS

13 Capital and reserves

The ordinary share capital of Unilever N.V. and Unilever PLC is translated at the rate of £1 = €5.445 contained in the Equalisation Agreement. The difference between this and the value derived by applying the year-end rate of exchange is taken to other reserves. The table below presents the capital and reserves balances of Unilever preserving the £1 = €5.445 relationship as derived from the historic guilder accounts.

€ millions	As at 29 June 2002	As at 31 December 2001
		Restated
Attributable to NV:
Called up share capital	420	420
Share premium account	1,397	1,397
Other reserves	(1,451)	(1,077)
Profit retained	6,840	4,149

	7,206	4,889
Attributable to PLC:
Called up share capital	222	222
Share premium account	145	154
Other reserves	(602)	(540)
Profit retained	(113)	2,268

	(348)	2,104

Total capital and reserves	6,858	6,993

The translation of Unilever’s historical guilder financial statements to euros based on the fixed conversion rate of €1 = Fl. 2.20371, results in the same total capital and reserves amount obtained by translating Unilevers sterling financial statements to euros using the 1 January 1999 exchange rate of €1 = £0.706 for amounts attributable to transactions prior to 1 January 1999 and the applicable current exchange rate for transactions subsequent to 1 January 1999. However the allocation of total capital and reserves between share capital and other reserves would differ had the individual share capital balances been determined from the historic sterling accounts. In accordance with US GAAP disclosure requirements the called up share capital for Unilever N.V. would have been €206 million (€206 million at 31 December 2001) and for Unilever PLC would have been €58 million (€58 million at 31 December 2001) and the other reserves balance for Unilever N.V. would have been €(1,237) million (€(863) million at 31 December 2001) and for Unilever PLC would have been
€(438) million (€(376) million at 31 December 2001).

NOTES TO THE CONSOLIDATED ACCOUNTS

14 Key divergences from United States GAAP (unaudited)

The unaudited summary consolidated financial statements have been prepared in accordance with accounting principles which differ in certain respects from those generally accepted in the United States (US GAAP). The following is a summary of the effect on the Group’s net profit, combined earnings per share and capital and reserves of the application of US GAAP.

	Six months ended
	29th June	30th June
€ millions	2002	2001
Net profit	1,078	1,115

Attributable to: NV	972	421
PLC	106	694

US GAAP adjustments:
Currency retranslation written back due to DiverseyLever disposal	(22)	-
Goodwill	598	(28)
Identifiable intangibles	162	(65)
Restructuring costs	34	(86)
Interest	(4)	(12)
Derivative financial instruments	48	(94)
Pensions	74	39
Taxation effect of above adjustments	(48)	69

Net decrease	842	(177)
Net income under US GAAP before cumulative effect of change in accounting principle for derivative financial instruments	1,920	938
Cumulative effect of change in accounting principle for derivative financial instruments, net of tax benefit of €3 million	-	(6)
Net income under US GAAP	1,920	932

Attributable to: NV	1,544	260
PLC	376	672

Combined net income per share under US GAAP before cumulative effect of change in accounting principle
Pence per 1.4p of ordinary capital	29.00	13.91
Guilders per €0.51 of ordinary capital	1.93	0.93

Combined diluted net income per share under US GAAP Before cumulative effect of change in accounting principle
Pence per 1.4p of ordinary capital	28.13	13.53
Guilders per €0.51 of ordinary capital	1.88	0.90

Cumulative effect of change in accounting principle combined net income per share
Pence per 1.4p of ordinary capital	-	(0.09)
Guilders per €0.51 of ordinary capital	-	(0.01)

Cumulative effect of change in accounting principle diluted combined net income per share
Pence per 1.4p of ordinary capital	-	(0.09)
Guilders per €0.51 of ordinary capital	-	(0.01)

NOTES TO THE CONSOLIDATED ACCOUNTS

€ millions	As at 29 June 2002	As at 31 December 2001
Capital and reserves under UK GAAP	6,858	7,195
Prior year adjustment for FRS 19	-	(202)

Capital and reserves under UK GAAP as restated	6,858	6,993

Attributable to: NV	7,206	4,889
PLC	(348)	2,104

US GAAP adjustments:
Goodwill	2,291	2,303
Identifiable intangibles	2,799	3,009
Restructuring costs	200	166
Interest	428	432
Deferred taxation	186	202
Other comprehensive income effect of derivative financial instruments transition adjustment	(76)	(101)
Derivative financial instruments	(89)	(128)
Pensions	590	538
Dividends	-	1,059
Taxation effect of above adjustments	(1,010)	(920)

Net increase	5,319	6,560
Capital and reserves under US GAAP	12,177	13,553

Attributable to: NV	11,099	9,340
PLC	1,078	4,213

Classification differences between UK and US GAAP
United States EITF 01-09 ‘Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products’ issued in 2001 codifies and reconciles the consensus on certain interpretative issues, primarily United States EITF 00-14, 00-22 and 00-25 which address the recognition, measurement and profit and loss account classification of certain sales incentives. Certain provisions of this standard come into effect at 1 January 2002. Thus certain sales incentive expenses which have been included in operating costs under Unilever’s accounting would be deducted from turnover under US GAAP. The decrease in turnover for the 6 month periods ended 29 June 2002 and 30 June 2001 is €713 million and €681 million respectively. There is no impact on Unilevers net results.

Additionally, under US GAAP various items would be reclassified within the unaudited summary consolidated cash flow statement. In particular, interest received, interest paid and taxation would be part of net cash flow from operating activities, and dividends paid would be included within net cash flow from financing. In addition, under US GAAP cash and cash equivalents comprise cash balances and current investments with an original maturity at the date of investment of less than three months. Under Unilever’s summary presentation, cash and current investments include investments with an original maturity of up to one year. Movements in those current investments which are included under the heading of cash and cash equivalents under US GAAP form part of the movement entitled ‘Management of liquid resources’ in the unaudited summary cash flow statements. At 29 June 2002 the balance of such investments was €7 million (31 December 2001 €9 million).

NOTES TO THE CONSOLIDATED ACCOUNTS

Goodwill and other intangible assets
In accordance with SFAS 142, as from 1 January 2002, Unilever discontinued the amortisation of goodwill and identifiable intangible assets that have indefinite useful lives in its US GAAP financial statements. Intangible assets that have finite useful lives will continue to be amortised over their useful lives.

Goodwill and identifiable intangible assets that have indefinite lives will be assessed annually for impairment. The standard requires this impairment assessment to be completed within the first six months following adoption of the standard. Management have completed this impairment assessment and have concluded that there is currently no impairment of goodwill or identifiable intangible assets that have indefinite lives.

The impact of discontinuing amortisation of goodwill and indefinite lived intangible assets on net income for the six months ended 29 June 2002 is given in the table below:

€ millions	As at 29 June 2002

Net income under US GAAP as reported	1,920
Amounts in respect of amortisation if charge had been required:
Goodwill	(583)
Intangibles	(203)
Net income under US GAAP except for the inclusion of an amortisation charge in respect of goodwill and indefinite lived intangible assets	1,134

The impact of discontinuing amortisation of goodwill and indefinite lived intangible assets on net income for the six months ended 30 June 2001 is given in the table below:

€ millions	As at 30 June 2001

Net income under US GAAP as reported	932
Amortisation of:
Goodwill	631
Intangibles	215
Net income under US GAAP after excluding amortisation of goodwill and indefinite lived intangible assets	1,778

The impact of discontinuing amortisation of goodwill and indefinite lived intangible assets on combined net income per share and on combined diluted net income per share for the six months ended 29 June 2002 is €0.80 per €0.51 NV share and €12.03 per 1.40p PLC share and for the six months ended 30 June 2001 is €0.86 per €0.51 NV share and €12.90 per 1.40p PLC share.

NOTES TO THE CONSOLIDATED ACCOUNTS

An analysis of goodwill by reporting segment is given below:

€ millions	Foods				Home care and professional cleaning	Personal care	Other operations	Total
	Savoury and dressings	Spreads and cooking products	Health and wellness and beverages	Ice cream and frozen foods
As at 1 January 2002	16,754	212	1,685	1,135	733	633		21,152
Currency retranslation	(1,823)	(6)	(82)	(156)	(95)	(50)	2	(2,210)
Acquisitions/disposals	150			(3)	(210)			(63)

As at 29 June 2002	15,081	206	1,603	976	428	583	2	18,879

Indefinite lived intangible assets principally comprise trademarks and have a net book value of €7,511 million as at 29 June 2002. Finite lived intangible assets principally comprise technologies and have a book value of €613 million, net of accumulated amortisation of €59 million, as at 29 June 2002. Amortisation expense recorded in the period in respect of finite lived intangible assets was €19 million. This expense is not expected to change materially over the next 5 years.

Recently issued accounting pronouncements
In August 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations’. This statement is effective for fiscal years beginning after 15 June 2002 and requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognising a liability for an asset retirement obligation, an entity must capitalise the cost by recognising an increase in the carrying amount of the related long-lived asset. FASB 143 would not have a material impact on Unilever’s financial position or results of operations.

In April 2002, the FASB issued SFAS 145, ‘Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections.’ This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board 30 ‘Reporting Results of Operations.’ This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. SFAS 145 will be effective for the financial statements issued for fiscal years beginning after 1 January 2003. Unilever is currently assessing the impact of this new standard, but it is not expected to have a material impact on Unilever’s financial position or results of operations.

In July 2002, the FASB issued SFAS 146, ‘Accounting For Costs Associated with Exit or Disposal Activities’. This standard will require Unilever to recognise certain costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS

NOTES TO THE CONSOLIDATED ACCOUNTS

146 is effective for exit or disposal activities initiated after December 31, 2002. Given the nature of exit or disposal plans it is impossible to determine the impact it will have on Unilever’s financial position at a particular date or Unile ver’s results of operations for a particular period in the future.